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                              January 5, 2021

       Paul Zepf
       Chief Executive Officer
       Global Partner Acquisition Corp II
       7 Rye Ridge Plaza, Suite 350
       Rye Brook, NY 10573

                                                        Re: Global Partner
Acquisition Corp II
                                                            Amendment No. 1 to
Form S-1
                                                            Filed December 31,
2020
                                                            File No. 333-251558

       Dear Mr. Zepf:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2020 letter.

       Amendment No. 1 to Form S-1

       Part II
       Exhibits and Financial Statement Schedules, page II-3

   1. We note that the Units being registered have contingent rights as part of the unit. Please revise your legality
opinion to also opine upon the contingent rights.




               You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-
       3429 if you have questions regarding comments on the financial statements and related
 Paul Zepf
Global Partner Acquisition Corp II
January 5, 2021
Page 2

matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNamePaul Zepf
                                                        Division of Corporation
Finance
Comapany NameGlobal Partner Acquisition Corp II
                                                        Office of Real Estate &
Construction
January 5, 2021 Page 2
cc:       Richard Baumann
FirstName LastName